September 21, 2023

VIA EDGAR

Jane Park

Jennifer Zepralka

Disclosure Review Program

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Westamerica Bancorporation

Definitive Proxy Statement on Schedule 14A

Filed March 17, 2023

File No. 001-09383

Dear Ms. Park and Ms. Zepralka:

Westamerica Bancorporation is in receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 14, 2023 (the “Comment Letter”) with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed with the Commission on March 17, 2023. We acknowledge the Staff’s comments contained in the Comment Letter and confirm that we will enhance our future proxy disclosures in accordance with the topics discussed in the Comment Letter.

Should you have any questions or comments, or if you require any further information with respect to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/Robert A. Thorson

Robert A. Thorson

Chief Financial Officer

(p) 707-863-6840

rob.thorson@westamerica.com

cc: David L. Payne

Chairman, President and Chief Executive Officer, Westamerica Bancorporation